U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

GRAND PERFECTA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38611X 108

(CUSIP Number)

June 15, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38611X 108	Page 2 of 4

1	Names of Reporting Persons KAZUAKI GOTO
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization JAPAN
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 3,000,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,000,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 38611X 108	Page 3 of 4

Item 1.

(a)	Name of Issuer:

Grand Perfecta, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

21st Floor, South Tower, New Pier Takeshiba

1-16-1, Kaigan, Minato-ku, Tokyo, Japan 105-0022

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Kazuaki Goto.

(b)	Address of Principal Business Office or, if none, Residence:

The address of Mr. Goto is 34H One Legazpi Park, 121 Rada St. Legazpi Village, Manila, Philippines.

(c)	Citizenship:

Mr. Goto is a citizen of Japan.

(d)	Title of Class of Securities:

The title of the class of equity security to which this statement on Schedule 13G relates is the common stock, par value $0.001 per share (the “Shares”).

(e)	CUSIP Number:

38611X 108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Ownership (a) – (c)

As of the date hereof, Mr. Goto may be deemed to be the beneficial owner of 3,000,000 Shares, constituting 9.8% of the Shares, based upon a total of 30,500,000 Shares outstanding as of March 15, 2015 (based on the Issuer’s Form 10, originally filed with the Securities and Exchange Commission on April 15, 2015). Mr. Goto may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) his Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 38611X 108	Page 4 of 4

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2015	KAZUAKI GOTO
	By:	/s/ Kazuaki Goto